UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UbiquiTel Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

903474302

(CUSIP Number)

Leonard J. Kennedy, Esq.

Sprint Nextel Corporation

2001 Edmund Halley Drive,

Reston, Virginia 20191

(703) 433-4974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH COPIES TO:

Michael J. Egan

C. William Baxley

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

April 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 903474302	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Sprint Nextel Corporation
48-0457967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

- 0 -
8 SHARED VOTING POWER

8,971,152*
9 SOLE DISPOSITIVE POWER

- 0 -
10 SHARED DISPOSITIVE POWER

8,971,152*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,971,152*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 9.5%*
14	TYPE OF REPORTING PERSON (See Instructions)

CO

*	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such Shares, and this Statement on Schedule 13D (this “Statement”) shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Page 2 of 8 Pages

CUSIP No. 903474302	13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

The class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $.0005 per share (the “Shares”), of UbiquiTel Inc., a Delaware corporation (the “Company”). The name and address of the principal executive offices of the Company are UbiquiTel Inc., One West Elm Street, Suite 400, Conshohocken, PA 19428.

Item 2. Identity and Background.

This Statement is filed by Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel”), with the U.S. Securities and Exchange Commission on April 28, 2006. Sprint Nextel is a global communications company that offers an extensive range of innovative communications products and solutions, including global IP, wireless, local and multiproduct bundles. Sprint Nextel offers a comprehensive range of wireless and wireline communications services to consumer, business and government customers. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks offering industry leading mobile data services; instant national and international walkie-talkie capabilities; and an award-winning and global Tier 1 Internet backbone. Sprint Nextel’s principal place of business and principal office is at 2001 Edmund Halley Drive, Reston, Virginia 20191.

The name, citizenship, business address, and principal occupation or employment of each of the directors and executive officers of Sprint Nextel and certain other information are set forth in Schedule 1 hereto, which is incorporated herein by reference. Neither Sprint Nextel nor, to the best knowledge of Sprint Nextel, any of the persons listed on Schedule 1 during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Certain stockholders of the Company (each a “Stockholder”, and together, the “Stockholders”) and Sprint Nextel have entered into a Stockholders Agreement, dated April 19, 2006, attached hereto as Exhibit 2 (the “Stockholders Agreement”) with respect to certain Shares beneficially owned by the Stockholders. Pursuant to the Stockholders Agreement, the Stockholders agreed to vote an aggregate of 8,971,152 Shares owned by the Stockholders (the “Committed Shares”) for the adoption of the Merger Agreement (as defined in Item 4 below) and approval of the Merger (as defined in Item 4 below). As of April 19, 2006, the Committed Shares represented approximately 9.5% of the Shares issued and outstanding. No Shares were purchased by Sprint Nextel pursuant to the Stockholders Agreement, and thus no funds were used for such purpose. Exhibit 2 is specifically incorporated herein by reference to this Item 3. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Stockholders Agreement.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Act”), Sprint Nextel and each person listed on Schedule 1 hereto expressly disclaims any beneficial ownership of the Shares subject to the Stockholders Agreement.

CUSIP No. 903474302	13D	Page 4 of 8 Pages

Item 4. Purpose of the Transaction.

Pursuant to an Agreement and Plan of Merger, dated as of April 19, 2006 (the “Merger Agreement”), by and among Sprint Nextel, Eagle Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Sprint Nextel, and the Company, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation. Each Share outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Date”) will be converted into the right to receive U.S. $10.35 in cash. The Merger is subject to various conditions, including the approval of the stockholders of the Company and the satisfaction of other customary terms and conditions in the Merger Agreement. If the Merger is consummated as contemplated, the Shares will be eligible for termination of registration under Section 12(g)(4) of the Act.

For the term of the Stockholders Agreement, each Stockholder has agreed that at any annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, and in connection with any action of the stockholders of the Company taken by written consent, such Stockholder will (a) appear in person or by proxy at each such meeting or otherwise cause the Shares beneficially owned by such Stockholder to be counted as present at such meeting for purposes of calculating a quorum, and (b) unless Sprint Nextel votes such Stockholder’s Shares directly pursuant to the proxy granted by the Stockholders Agreement, (i) vote (or cause to be voted) its Shares, in person or by proxy, in favor of adopting the Merger Agreement, approving the Merger and any other action of the stockholders of the Company reasonably requested by Sprint Nextel in furtherance thereof; and (ii) vote (or cause to be voted) its Shares, in person or by proxy, against, and not deliver any written consent with respect to such Shares in favor of, any other Acquisition Proposal submitted for approval to the stockholders of the Company, unless Sprint Nextel consents in writing to such Stockholder voting in favor of, or delivering a consent with respect to, such other Acquisition Proposal. “Acquisition Proposal” means any proposal with respect to (i) a transaction pursuant to which any person (or group of persons) other than Sprint Nextel or its affiliates, directly or indirectly, acquires or would acquire more than 20% of the outstanding Shares or of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation, business combination, recapitalization or any other transaction involving the Company (other than the Merger) or any of the subsidiaries of the Company pursuant to which any person or group of persons (other than Sprint Nextel or its affiliates) party thereto, or its stockholders, owns or would own more than 20% of the outstanding Shares or the outstanding voting power of the Company or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof, or (iii) any transaction pursuant to which any person (or group of persons) other than Sprint Nextel or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of the subsidiaries of the Company and securities of the entity surviving any merger or business combination involving any of the subsidiaries of the Company) of the Company or any of the subsidiaries of the Company representing more than 20% of the fair market value of all the assets of the Company and the subsidiaries of the Company, taken as a whole, immediately prior to such transaction.

In addition, during the term of the Stockholders Agreement, no Stockholder may sell, transfer, pledge, encumber, assign, distribute, hypothecate, tender or otherwise dispose of, including by way of merger, consolidation, share exchange or similar transaction, whether voluntarily or by operation of law (collectively, a “Transfer”), or enforce the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other person or enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares beneficially owned by such Stockholder, any other shares of capital stock of the Company acquired by such Stockholder after the date of the Stockholders Agreement (together with such Stockholder’s Shares, the “Total Shares”), any securities exercisable or exchangeable for or convertible into Shares, any other capital stock of the Company or any interest in any of the foregoing with any person; provided, however,

CUSIP No. 903474302	13D	Page 5 of 8 Pages

(i) such Stockholder may Transfer any of its Total Shares to any person by operation of law, as a bona fide gift or gifts, or to any sibling or any other member of such Stockholder’s immediate family, any of such Stockholder’s lineal descendants or any trust for the benefit of any of them, so long as the transferee agrees, in form and substance satisfactory to Sprint Nextel, to be bound by and subject to the terms and conditions of this Agreement with respect to such Total Shares owned by such transferee and (ii) such restrictions shall not apply to certain Shares described in the Stockholders Agreement.

Each Stockholder also appointed Sprint Nextel, or any nominee of Sprint Nextel, for the term of the Stockholders Agreement, as such Stockholder’s true and lawful attorney and irrevocable proxy, to vote the Total Shares of such Stockholder as such Stockholder’s proxy, at every meeting of the Company’s stockholders or any adjournment thereof or execute its proxy with respect to such Total Shares at every meeting of the Company’s stockholders or any adjournment thereof, in favor of approving the Merger Agreement, the Merger and any other action of the Company’s stockholders reasonably requested by Sprint Nextel in furtherance thereof; and against any other Acquisition Proposal submitted for approval to the Company’s stockholders unless Sprint Nextel and such Stockholder determine to vote or consent in favor of such other Acquisition Proposal.

The Stockholders Agreement will terminate upon the earlier of the consummation of the Merger and the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the transactions contemplated by the Merger Agreement and the Stockholders Agreement is qualified in its entirety by reference to the respective documents, copies of which are filed hereto as Exhibits 1 and 2, respectively, each of which is incorporated herein by reference.

Except as set forth in this Statement, the Stockholders Agreement or the Merger Agreement, neither Sprint Nextel nor, to the knowledge of Sprint Nextel, any person listed on Schedule 1 hereto, has any plans or proposals that relate to or that would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Sprint Nextel owns no Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, however, as a result of entering into the Stockholders Agreement, Sprint Nextel may be deemed to possess beneficial ownership of an aggregate of 8,971,152 Shares representing approximately 9.5% of the issued and outstanding Shares. Sprint Nextel and the persons listed in Schedule 1 hereto, however, disclaim beneficial ownership of such securities, and this Statement shall not be construed as an admission that Sprint Nextel or any person listed on Schedule 1 hereto is the beneficial owner for any purpose of the securities subject to the Stockholders Agreement.

Except as described herein, neither Sprint Nextel nor, to the knowledge of Sprint Nextel, any person listed on Schedule 1 hereto, has acquired or disposed of any Shares during the past 60 days. Parts (d) and (e) of Item 5 are not applicable.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed hereto as Exhibit 2, which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 is incorporated herein by reference. Except as described in this Statement, there are no contracts, arrangements, understandings

CUSIP No. 903474302	13D	Page 6 of 8 Pages

or relationship (legal or otherwise) between Sprint Nextel and any of the persons named in Schedule 1 to this Statement or between Sprint Nextel and any other person or, to the best of its knowledge, between any person named in Schedule 1 to this Statement and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

Item 7. Material to be Filed as Exhibits.

1.	Agreement and Plan of Merger, dated as of April 19, 2006, by and among Sprint Nextel Corporation, Eagle Merger Sub Inc. and UbiquiTel Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated April 19, 2006, of UbiquiTel Inc. and incorporated herein by reference).

2.	Stockholders Agreement, dated as of April 19, 2006, by and among Sprint Nextel Corporation and certain stockholders of UbiquiTel Inc.

13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2006

SPRINT NEXTEL CORPORATION

By	/s/ Gary D. Begeman
Name	Gary D. Begeman
Title	Vice President

Schedule 1

CERTAIN INFORMATION CONCERNING THE

DIRECTORS AND EXECUTIVE OFFICERS OF SPRINT NEXTEL CORPORATION

Directors and Executive Officers of Sprint Nextel Corporation. Set forth below are the name, current business address and present principal occupation or employment for each executive officer and director of Sprint Nextel. The business address of each such executive officer and director is: c/o Sprint Nextel Corporation, 2001 Edmund Halley Drive, Reston, Virginia 20191. Unless otherwise noted, each such person is a citizen of the United States.

Directors of Sprint Nextel	Present Principal Occupation or Employment
Keith J. Bane	Retired; formerly Executive Vice President and President, global strategy and corporate development of Motorola, Inc.

Gordon M. Bethune	Retired; formerly Chairman and Chief Executive Officer of Continental Airlines, Inc.

Timothy M. Donahue	Chairman of the Board of Sprint Nextel Corporation

Frank M. Drendel	Chairman and Chief Executive Officer of CommScope, Inc.

Gary D. Forsee	Chief Executive Officer and President of Sprint Nextel Corporation

James H. Hance, Jr.	Retired; formerly Vice Chairman of Bank of America Corporation

V. Janet Hill	Vice President of Alexander & Associates, Inc.

Irvine O. Hockaday, Jr.	Retired; formerly President and Chief Executive Officer of Hallmark Cards, Inc.

William E. Kennard	Managing Director of The Carlyle Group

Linda Koch Lorimer	Vice President and Secretary of the University, Yale University, New Haven, Connecticut

Stephanie M. Shern	Retired; former Senior Vice President of Kurt Salmon Associates

William H. Swanson	Chairman and Chief Executive Officer of Raytheon Company

Executive Officers of Sprint Nextel	Present Principal Occupation or Employment
Mark E. Angelino	President, Business Solutions

William G. Arendt	Senior Vice President & Controller

Daniel R. Hesse	Chief Executive Officer, Local Telecommunications Division

Timothy E. Kelly	President, Consumer Solutions

Leonard J. Kennedy	General Counsel

Len J. Lauer	Chief Operating Officer

Richard T.C. LeFave	Chief Information Officer

Richard S. Lindahl	Vice President & Treasurer

Paul N. Saleh	Chief Financial Officer

Kathryn A. Walker	Chief Network Officer

Barry West	Chief Technology Officer*

*	Mr. West is a citizen of the United States and the United Kingdom.